                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 5)

                              United Foods, Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                       Class A and Class B Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 910365 30 3
                                 910365 10 5
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                             James I. Tankersley
                             Daniel B. Tankersley
                             Ten Pictsweet Drive
                         Bells, Tennessee 38006-0119
                                (901) 422-7600
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                July 10, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
                              Page 1 of 8 Pages

                                 SCHEDULE 13D
CUSIP No. 910365 303                                          Page 2 of 8 Pages
910365 10 5

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Daniel B. Tankersley                                 SS# ###-##-####
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                    (a) /  /
                                                                                                                    (b) /  /
----------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              00
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                        /  /
----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                               712,176 Class A Common Stock.  312,783 of these shares represent Class B Common Stock of the
                               Company which is convertible into Class A Common Stock on a one for one basis.
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY
 OWNED BY EACH         -----------------------------------------------------------------------------------------------------------
REPORTING PERSON       9       SOLE DISPOSITIVE POWER
     WITH                      712,176 Class A Common Stock.  312,783 of these shares represent Class B Common Stock of the
                               Company which is convertible into Class A Common Stock on a one for one basis.
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               712,176 Class A Common Stock.  312,783 of these shares represent Class B Common Stock of the Company which is convertible into Class A Common Stock on a one for one basis.
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    /  /

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               24.32% Class A Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

               IN
----------------------------------------------------------------------------------------------------------------------------------
                                               SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 910365 303                                         Page 3 of 8 Pages
910365 10 5

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Daniel B. Tankersley                                    SS# ###-##-####
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                    (a) /  /
                                                                                                                    (b) /  /
----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              00
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   /  /

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               312,783 Class B Common Stock
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY
OWNED BY EACH          -----------------------------------------------------------------------------------------------------------
REPORTING PERSON       9       SOLE DISPOSITIVE POWER
     WITH
                               312,783 Class B Common Stock
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               312,783 Class B Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    /  /

---------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.46% Class B Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

               IN
----------------------------------------------------------------------------------------------------------------------------------
                                               SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 910365 303                                           Page 4 of 8 Pages
910365 10 5

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              James I. Tankersley                                     SS# ###-##-####
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) /  /
                                                                                                                    (b) /  /

----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              00
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   /  /

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               1,221,328 Class A Common Stock
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY                                         James I. Tankersley has no power to vote, and disclaims beneficial ownership
 OWNED BY EACH                                         of, shares owned by his spouse or children included herein.
REPORTING PERSON               1,332,087 Class A Common Stock
     WITH              -----------------------------------------------------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               1,221,328 Class A Common Stock
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                                                       James I. Tankersley has no power to dispose of, and disclaims beneficial ownership of, shares owned by his spouse and children included herein.
                               1,332,613 Class A Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,553,415 Class A Common Stock.  These shares represent Class B Common Stock of the Company which is convertible into
               Class A Common Stock on a one for one basis.
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    /  /

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               49.39% Class A Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

               IN
----------------------------------------------------------------------------------------------------------------------------------
                                               SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 910365 303                                           Page 5 of 8 Pages
910365 10 5

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              James I. Tankersley                                     SS# ###-##-####
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) /  /
                                                                                                                    (b) /  /

----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              00
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  /  /

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               1,221,328 Class A Common Stock
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY                                         James I. Tankersley has no power to vote, and disclaims beneficial ownership
 OWNED BY EACH                                         of, shares owned by his spouse or children included herein.
REPORTING PERSON               1,332,087 Class A Common Stock
     WITH              -----------------------------------------------------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               1,221,328 Class A Common Stock
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                                                       James I. Tankersley has no power to dispose of, and disclaims beneficial ownership of, shares owned by his spouse and children included herein.
                               1,332,087 Class A Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,553,415 Class B Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    /  /

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               60.88% Class B Common Stock
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

               IN
----------------------------------------------------------------------------------------------------------------------------------
                                               SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement refers to Class A and Class B Common Stock of:

                               United Foods, Inc.
                               10 Pictsweet Drive
                          Bells, Tennessee  38006-0119

ITEM 2.  IDENTITY AND BACKGROUND.

         The information is provided below with respect to the reporting person.

         i.      (a)      Name:   Daniel B. Tankersley
                 (b)      Business Address:                 2611 Beech Bluff Road
                                                            Jackson, Tennessee  38301
                 (c)      Principal Occupation:             Vice Chairman and Director of United Foods, Inc.
                 (d)      Daniel B. Tankersley has never been convicted of a crime.
                 (e)      Daniel B. Tankersley has never been subject to a judgment, decree or final order in any civil proceeding.
                 (f)      Daniel B. Tankersley is a citizen of the United States.


         ii.     (a)      Name:   James I. Tankersley
                 (b)      Business Address:                 10 Pictsweet Drive
                                                            Bells, Tennessee  38006-0119
                 (c)      Principal Occupation:             Chairman of the Board and Chief Executive Officer of United
                                                            Foods, Inc.
                 (d)      James I. Tankersley has never been convicted of a crime.
                 (e)      James I. Tankersley has never been subject to a judgment, decree or final order in any civil proceeding.
                 (f)      James I. Tankersley is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         Pursuant to an Offer to Purchase dated May 20, 1997, as amended by a Supplement to Offer to Purchase dated June 18, 1997, United Foods, Inc. purchased 2,500,000 shares of its Class A Common Stock and 1,500,000 shares of its Class B Common Stock, which resulted in an increase in the percentage ownership of the Company's common stock of Daniel B. Tankersley and James I. Tankersley.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information contained in the section entitled "Purpose of the Offer, Certain Effects of the Offer" in the Offer to Purchase dated May 20, 1997, and attached hereto as Exhibit 7(a), and in the Supplement to the Offer to Purchase dated June 18, 1997, and attached hereto as Exhibit 7(b), is incorporated by reference herein.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

(i)

 (a)                                Owner                           No. of Shares                   % of Shares
                             --------------------               --------------------------          -----------
 Class A
 Common Stock                Daniel B. Tankersley               712,176(1.)                          24.32%

 Class B
 Common Stock                Daniel B. Tankersley               312,783                               7.46%


         (1.) 312,783 of these shares represent shares of Class B Common Stock which is convertible into class A Common Stock on a one for one basis.

 (b) The power to vote and dispose of the shares owned by Daniel B. Tankersley rests solely with him.

 (c)     None.

 (d)     Not applicable.

 (e)     Not applicable.

(ii)

 (a)                            Owner                      No. of Shares                   % of Shares
                      --------------------           --------------------------     ---------------------------
 Class A
 Common Stock         James I. Tankersley                        1,221,328(1.)                         31.83%

                      Spouse                                         9,474(1.)                           .36%

                      Children                                   1,322,613(1.)                         33.58%

                      TOTAL                                      2,553,413(1.)                         49.39%

 Class B
 Common Stock         James I. Tankersley                        1,221,328                             29.12%

                      Spouse                                         9,474                               .23%

                      Children                                   1,322,613                             31.54%

                      TOTAL                                      2,553,415                             60.88%


         (1.) All of these shares represent shares of Class B Common Stock which is convertible into Class A Common Stock on a one for one basis.

 (b) The power to vote and dispose of the shares owned of record by James I. Tankersley, his spouse and children rests solely with the record owner in each case.

 (c)                  None.

 (d)                  Not applicable.

 (e)                  Not applicable.


ITEM 6.  CONTRACTS, ETC. WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT.

 (a)                  United Foods, Inc. Offer to Purchase dated May 20, 1997;

 (b)                  United Foods, Inc. Supplement to Offer to Purchase dated
                      June 18, 1997.


                                   SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct as of this 17th day of July, 1997.



                                                   /s/ James I. Tankersley
                                                   ----------------------------
                                                   James I. Tankersley


                                                   /s/ Daniel B. Tankersley
                                                   ----------------------------
                                                   Daniel B. Tankersley